Exhibit 99.2

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	USD
			Note 2(d)
ASSETS
Current assets:
Cash and cash equivalents	19,887,575	13,723,951	1,892,619
Restricted cash	3,154,240	2,119,420	292,281
Short-term investments	19,171,017	13,580,712	1,872,866
Trade and notes receivables, net (Allowance for expected credit losses of RMB39.6 million and RMB40.8 million, respectively)	5,118,170	5,664,848	781,218
Amounts due from related parties, net (Allowance for expected credit losses of RMB6.7 million and RMB6.8 million, respectively)	1,380,956	1,482,882	204,499
Inventory	8,191,386	8,493,374	1,171,290
Prepayments and other current assets, net (Allowance for expected credit losses of RMB4.0 million and RMB4.9 million, respectively)	2,246,408	2,876,692	396,714
Total current assets	59,149,752	47,941,879	6,611,487
Non-current assets:
Long-term restricted cash	113,478	126,226	17,407
Property, plant and equipment, net	15,658,666	18,547,515	2,557,819
Intangible assets, net	—	29,648	4,089
Land use rights, net	212,603	209,951	28,954
Long-term investments	6,356,411	5,273,962	727,313
Right-of-use assets – operating lease	7,374,456	9,340,932	1,288,173
Other non-current assets, net (Allowance for expected credit losses of RMB89.6 million and RMB44.6 million, respectively)	7,398,559	5,908,818	814,863
Total non-current assets	37,114,173	39,437,052	5,438,618
Total assets	96,263,925	87,378,931	12,050,105
LIABILITIES
Current liabilities:
Short-term borrowings	4,039,210	4,834,210	666,668
Trade and notes payable	25,223,687	19,207,083	2,648,778
Amounts due to related parties	384,611	482,272	66,508
Taxes payable	286,300	256,489	35,371
Current portion of operating lease liabilities	1,025,968	1,346,143	185,642
Current portion of long-term borrowings	1,237,916	7,224,712	996,333
Accruals and other liabilities	13,654,362	14,752,703	2,034,491
Total current liabilities	45,852,054	48,103,612	6,633,791
Non-current liabilities:
Long-term borrowings	10,885,799	6,544,565	902,537
Non-current operating lease liabilities	6,517,096	8,441,889	1,164,190
Deferred tax liabilities	218,189	216,161	29,810
Other non-current liabilities	5,144,027	5,712,171	787,744
Total non-current liabilities	22,765,111	20,914,786	2,884,281
Total liabilities	68,617,165	69,018,398	9,518,072
Commitments and contingencies (Note 25)
MEZZANINE EQUITY
Redeemable non-controlling interests	3,557,221	3,704,458	510,868
Total mezzanine equity	3,557,221	3,704,458	510,868
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$0.00025 par value; 2,632,030,222 and 2,632,030,222 shares authorized; 1,531,720,892 and 1,538,513,105 shares issued; 1,513,659,868 and 1,520,452,081 shares outstanding as of December 31, 2022 and June 30, 2023, respectively)	2,668	2,679	369
Class B Ordinary Shares (US$0.00025 par value; nil authorized, issued and outstanding as of December 31, 2022 and June 30, 2023)	—	—	—
Class C Ordinary Shares (US$0.00025 par value; 148,500,000 shares authorized, issued and outstanding as of December 31, 2022 and June 30, 2023)	254	254	35
Less: Treasury shares (18,061,024 shares as of December 31, 2022 and June 30, 2023)	(1,849,600)	(1,849,600)	(255,072)
Additional paid in capital	94,593,062	95,682,004	13,195,152
Accumulated other comprehensive income	1,036,011	1,308,878	180,503
Accumulated deficit	(69,914,230)	(80,692,558)	(11,128,013)
Total NIO Inc. shareholders’ equity	23,868,165	14,451,657	1,992,974
Non-controlling interests	221,374	204,418	28,191
Total shareholders’ equity	24,089,539	14,656,075	2,021,165
Total liabilities, mezzanine equity and shareholders’ equity	96,263,925	87,378,931	12,050,105

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	USD
			Note 2(d)
Revenue:
Vehicle sales	18,814,856	16,409,697	2,263,001
Other sales	1,388,096	3,038,509	419,030
Total revenues	20,202,952	19,448,206	2,682,031
Cost of sales:
Vehicle sales	(15,544,175)	(15,495,751)	(2,136,962)
Other sales	(1,871,635)	(3,703,210)	(510,696)
Total cost of sales	(17,415,810)	(19,198,961)	(2,647,658)
Gross profit	2,787,142	249,245	34,373
Operating expenses:
Research and development	(3,911,166)	(6,420,183)	(885,384)
Selling, general and administrative	(4,297,265)	(5,302,531)	(731,252)
Other operating income, net	387,064	287,506	39,649
Total operating expenses	(7,821,367)	(11,435,208)	(1,576,987)
Loss from operations	(5,034,225)	(11,185,963)	(1,542,614)
Interest and investment income	693,551	553,942	76,392
Interest expenses	(142,051)	(151,103)	(20,838)
Share of income of equity investees	74,282	24,240	3,343
Other losses, net	(103,069)	(10,055)	(1,387)
Loss before income tax expense	(4,511,512)	(10,768,939)	(1,485,104)
Income tax expense	(28,668)	(26,345)	(3,633)
Net loss	(4,540,180)	(10,795,284)	(1,488,737)
Accretion on redeemable non-controlling interests to redemption value	(135,674)	(147,237)	(20,305)
Net loss attributable to non-controlling interests	105,808	16,956	2,338
Net loss attributable to ordinary shareholders of NIO Inc.	(4,570,046)	(10,925,565)	(1,506,704)
Net loss	(4,540,180)	(10,795,284)	(1,488,737)
Other comprehensive income
Change in unrealized gains related to available-for-sale debt securities, net of tax	738,104	—	—
Change in unrealized losses on cash flow hedges	(20)	—	—
Foreign currency translation adjustment, net of nil tax	451,670	272,867	37,630
Total other comprehensive income	1,189,754	272,867	37,630
Total comprehensive loss	(3,350,426)	(10,522,417)	(1,451,107)
Accretion on redeemable non-controlling interests to redemption value	(135,674)	(147,237)	(20,305)
Net loss attributable to non-controlling interests	105,808	16,956	2,338
Other comprehensive income attributable to non-controlling interests	(150,141)	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc	(3,530,433)	(10,652,698)	(1,469,074)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	1,631,602,522	1,651,113,461	1,651,113,461
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(2.80)	(6.62)	(0.91)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	(Loss)/Income	Deficit	Equity	Interests	Equity
Balance as of December 31, 2021	1,661,749,433	2,892	(18,080,253)	(1,849,600)	92,467,072	(276,300)	(55,634,140)	34,709,924	75,633	34,785,557
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(135,674)	—	—	(135,674)	—	(135,674)
Conversion of convertible senior notes to ordinary shares - third party	172,631	—	—	—	10,450	—	—	10,450	—	10,450
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(24,837)	(24,837)
Exercise of share options	2,571,339	4	19,229	—	37,082	—	—	37,086	—	37,086
Share based compensation of the restricted shares	1,605,117	3	—	—	747,949	—	—	747,952	—	747,952
Share based compensation of the share options	—	—	—	—	215,593	—	—	215,593	—	215,593
Change in unrealized losses on cash flow hedges	—	—	—	—	—	(20)	—	(20)	—	(20)
Foreign currency translation adjustment	—	—	—	—	—	451,670	—	451,670	—	451,670
Change in fair value of available-for-sale debt securities	—	—	—	—	—	587,963	—	587,963	150,141	738,104
Net loss	—	—	—	—	—	—	(4,434,372)	(4,434,372)	(105,808)	(4,540,180)
Balance as of June 30, 2022	1,666,098,520	2,899	(18,061,024)	(1,849,600)	93,342,472	763,313	(60,068,512)	32,190,572	95,129	32,285,701

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Income	Deficit	Equity	Interests	Equity
Balance as of December 31, 2022	1,680,220,892	2,922	(18,061,024)	(1,849,600)	94,593,062	1,036,011	(69,914,230)	23,868,165	221,374	24,089,539
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(147,237)	—	—	(147,237)	—	(147,237)
Exercise of share options	2,067,095	4	—	—	36,736	—	—	36,740	—	36,740
Share based compensation of the restricted shares	4,725,118	7	—	—	1,014,627	—	—	1,014,634	—	1,014,634
Share based compensation of the share options	—	—	—	—	184,816	—	—	184,816	—	184,816
Foreign currency translation adjustment	—	—	—	—	—	272,867	—	272,867	—	272,867
Net loss	—	—	—	—	—	—	(10,778,328)	(10,778,328)	(16,956)	(10,795,284)
Balance as of June 30, 2023	1,687,013,105	2,933	(18,061,024)	(1,849,600)	95,682,004	1,308,878	(80,692,558)	14,451,657	204,418	14,656,075

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	USD
			Note 2(d)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(4,540,180)	(10,795,284)	(1,488,738)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,125,572	1,410,556	194,525
Expected credit loss expense/(reversal)	41,119	(42,914)	(5,918)
Inventory write-downs	—	16,383	2,259
Foreign exchange loss	123,122	114,243	15,755
Share-based compensation expenses	963,542	1,199,443	165,411
Interest and investment income	(541,573)	(334,350)	(46,109)
Share of income of equity investees, net of tax	(74,282)	(24,240)	(3,343)
Amortization of right-of-use assets	491,284	628,752	86,709
Gain on disposal of property, plant and equipment	(6)	(13,112)	(1,808)
Changes in operating assets and liabilities:
Prepayments and other current assets	(130,251)	(74,266)	(10,242)
Inventory	(1,307,340)	(193,855)	(26,734)
Other non-current assets	(980,840)	1,583,561	218,383
Amount due from related parties	340,223	(102,025)	(14,070)
Operating lease liabilities	(391,678)	(349,222)	(48,160)
Taxes payable	(271,678)	(30,923)	(4,264)
Trade and notes receivable	(708,383)	(548,657)	(75,663)
Trade and notes payable	3,255,688	(5,447,519)	(751,247)
Accruals and other liabilities	738,196	746,822	102,991
Amount due to related parties	(164,509)	97,661	13,468
Deferred tax liabilities	(13,002)	(2,028)	(280)
Other non-current liabilities	696,458	564,195	77,806
Net cash used in operating activities	(1,348,518)	(11,596,779)	(1,599,269)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment, land use rights and intangible assets	(3,463,163)	(5,038,630)	(694,859)
Proceeds from disposal of property, plant and equipment	702	35,068	4,836
Purchases of short-term investments	(42,533,020)	(22,245,406)	(3,067,782)
Proceeds from sale of short-term investments	54,712,097	29,670,524	4,091,752
Proceeds from disposal of available-for-sale debt investment	220,000	—	—
Acquisitions of equity investees	(188,423)	(170,017)	(23,446)
Proceeds from disposal of equity investees	92,697	—	—
Purchase of held to maturity debt investments	(310,000)	(35,000)	(4,827)
Net cash provided by investing activities	8,530,890	2,216,539	305,674
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	32,837	15,682	2,163
Distributions to non-controlling interests	(24,837)	—	—
Proceeds from borrowings from third parties	6,108,906	6,204,120	855,587
Repayments of borrowings from third parties	(3,358,189)	(4,151,397)	(572,504)
Principal payments on finance leases	(14,088)	(15,740)	(2,171)
Net cash provided by financing activities	2,744,629	2,052,665	283,075
Effects of exchange rate changes on cash, cash equivalents and restricted cash	60,581	141,879	19,567
NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	9,987,582	(7,185,696)	(990,953)
Cash, cash equivalents and restricted cash at beginning of the year	18,374,564	23,155,293	3,193,260
Cash, cash equivalents and restricted cash at end of the year	28,362,146	15,969,597	2,202,307
NON-CASH INVESTING AND FINANCING ACTIVITIES
Accruals related to purchase of property, plant and equipment	1,848,241	4,662,519	642,991
Conversion of convertible senior notes to ordinary shares	10,450	—	—
Accretion on redeemable non-controlling interests to redemption value	135,674	147,237	20,305
Settlement of capped call options and zero strike call options (Note 11(ii))	1,849,600	—	—
Supplemental Disclosure
Interest paid	143,895	139,591	19,250
Income taxes paid	10,536	26,036	3,591

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.    Organization and Nature of Operations

NIO Inc. (“NIO”, or the “Company”) was incorporated under the laws of the Cayman Islands in November 2014, as an exempted company with limited liability. The Company was formerly known as NextCar Inc.. It changed its name to NextEV Inc. in December 2014, and then changed to NIO Inc. in July 2017. The Company, its subsidiaries and consolidated variable interest entities (the “VIEs”) are collectively referred to as the “Group”.

The Group designs and develops electric vehicles and jointly manufactures its vehicles through strategic collaboration with other Chinese vehicle manufacturers. The Group also offers power solutions and comprehensive value-added services to its users. As of June 30, 2023, the Group’s primary operations are conducted in the People’s Republic of China (the “PRC”) and the Company’s principal subsidiaries and VIEs are as follows:

Subsidiaries	Equity interest held	Place and Date of incorporation or date of acquisition	Principal activities
NIO Nextev Limited (“NIO HK”) (formerly known as Nextev Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Co., Ltd. (“NIO SH”) (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO USA, Inc. (“NIO US”) (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
Shanghai XPT Technology Limited	100%	Shanghai, PRC, May 2016	Technology development
XPT (Nanjing) E-Powertrain Technology Co., Ltd. (“XPT NJEP”)	100%	Nanjing, PRC, July 2016	Manufacturing of E-Powertrain
XPT (Nanjing) Energy Storage System Co., Ltd. (“XPT NJES”)	100%	Nanjing, PRC, October 2016	Manufacturing of battery
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
NIO User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
NIO Sales and Services Co., Ltd. (“UE CNHC”) (formerly known as Shanghai NIO Sales and Service Co., Ltd. )	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”)	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
NIO Holding Co., Ltd. (“NIO China”) (formerly known as NIO (Anhui) Holding Co., Ltd.) (Note (a))	100%	Anhui, PRC, November 2017	Headquarter and technology development
XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT AUTO”)	100%	Nanjing, PRC, May 2018	Investment holding
NIO Financial Leasing Co., Ltd. (“NIO Leasing”)	100%	Shanghai, PRC, August 2018	Financial Leasing
NIO (Anhui) Co., Ltd. (“NIO AH”)	100%	Anhui, PRC, August 2020	Industrialization and technology development
NIO Technology (Anhui) Co., Ltd. (“NIO R&D”)	100%	Anhui, PRC, August 2020	Design and technology development
NIO Nextev Europe Holding B.V.(“NIO NL”)	100%	Netherlands, December 2020	Investment holding
NEU Battery Asset Co., Ltd. (“BAC Cayman”)	100%	Cayman Islands, May 2021	Investment holding
Instant Power Europe B.V. (“BAC NL”) Co., Limited	100%	Netherlands, June 2021	Battery Subscription Service
NEU Battery Asset (Hong Kong) Co.Limited (“BAC HK”)	100%	Hong Kong, July 2021	Investment holding
NIO AI Technology Limited (“NIO AI Technology”)	96.970%	Cayman Islands, March 2021	Investment holding
NIO AI Technology Limited	96.970%	Hong Kong, May 2021	Investment holding
Anhui NIO Autonomous Driving Technology Co., Ltd. (“Anhui NIO AD”)	96.970%	Anhui, PRC, June 2021	Technology development
XTRONICS (Nanjing) Automotive Intelligent Technologies Co. Ltd. (“XPT NJWL”) (Note (b))	50%	Nanjing, PRC, June 2017	Manufacturing of components

VIEs	Place and Date of incorporation or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	BVI, October 2014
Beijing NIO Network Technology Co., Ltd. (“Beijing NIO”)	Beijing, PRC, July 2017
Anhui NIO AI Technology Co., Ltd. (“Anhui NIO AT”)	Anhui, PRC, April 2021
Anhui NIO Data Technology Co., Ltd. (“Anhui NIO DT”)	Anhui, PRC, October 2022

Note (a) - NIO China

As of December 31, 2022 and June 30, 2023, the Company held 92.114% of total paid-in capital of NIO China. In accordance with NIO China’s share purchase agreement, the redemption of the non-controlling interests is at the holders of non-controlling interests’ option and is upon the occurrence of the events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in NIO China were classified as mezzanine equity and are subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital (Note 19). With the redemption feature of the non-controlling interests, the Company is considered to effectively have 100% equity interest of NIO China as of December 31, 2022 and June 30, 2023.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Note (b) - XPT NJWL

In accordance with the Article of Association of XPT NJWL, the Company has the power to control the board of directors of XPT NJWL to unilaterally govern the financial and operating policies of XPT NJWL, and the non-controlling shareholder does not have substantive participating rights. As a result, the Group consolidates XPT NJWL.

Variable interest entities

Prime Hubs

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company, was established by Li Bin, the shareholder of the Group, to facilitate the adoption of the Company’s employee stock incentive plans on behalf of the Company. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement enables the Company to direct the activities that most significantly impact Prime Hubs’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2022 and June 30, 2023, Prime Hubs held 4,250,002 Class A Ordinary Shares of the Company, respectively, other than which, Prime Hubs did not have any operations, nor any material assets or liabilities. All restricted shares granted under the Company’s Prime Hubs Restricted Shares Plan have been fully vested.

Beijing NIO

In April 2018, the Group entered into a series of contractual arrangements with Beijing NIO and its individual shareholders (the “Nominee Shareholders”), including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney, which enable the Company to direct the activities that most significantly impact Beijing NIO’s economic performance and obtain substantially all of the economic benefits arising from Beijing NIO. Management concluded that Beijing NIO is a variable interest entity and the Company is the ultimate primary beneficiary of Beijing NIO and hence consolidates the financial results of Beijing NIO. The Group operates value-added telecommunication services, including without limitation, performing internet information services, as well as holding certain related licenses, through Beijing NIO. For the six months ended June 30, 2022 and 2023, the financial position, result of operations and cash flow activities of Beijing NIO were immaterial to the consolidated financial statements.

Anhui NIO AT

In April 2021, Anhui NIO AT, was established by individual shareholders (the “Nominee Shareholders”). Anhui NIO AD entered into a management agreement with Nominee Shareholders. The agreement enables the Company to direct the activities that most significantly impact Anhui NIO AT’s economic performance, and enabled the Company to obtain substantially all of the economic benefits arising from them. Management concluded that Anhui NIO AT is a variable interest entity and the Company is the ultimate primary beneficiary of Anhui NIO AT and hence consolidates the financial results of Anhui NIO AT. In November 2022, concurrent with the termination of the said management agreement, the Group entered into a series of contractual arrangements with the Nominee Shareholders as well as Anhui NIO AT, including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney. These agreements enable the Company to direct the activities that most significantly impact Anhui NIO AT’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Anhui NIO AT. Management concluded that Anhui NIO AT continues to be a variable interest entity and the Company remains as the ultimate primary beneficiary of Anhui NIO AT. Therefore, the Group continues to consolidate the financial results of Anhui NIO AT’s financial statements. The Group intends to obtain requisite licenses for certain supporting functions during the development of autonomous driving technology through Anhui NIO AT. For the six months ended June 30, 2022 and 2023, the financial position, result of operations and cash flow activities of Anhui NIO AT were immaterial to the consolidated financial statements.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Anhui NIO DT

In October 2022, the Group entered into a series of contractual arrangements with Anhui NIO DT and its individual shareholders (the “Nominee Shareholders”), including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney, which enable the Group to direct the activities that most significantly impact Anhui NIO DT’s economic performance and obtain substantially all of the economic benefits arising from Anhui NIO DT. Management concluded that Anhui NIO DT is a variable interest entity and the Company is the ultimate primary beneficiary of Anhui NIO DT and hence consolidates the financial results of Anhui NIO DT in the Group’s consolidated financial statements. The Group provides insurance brokerage services which are mainly vehicle-related and property-related with requisite insuance agent license acquired by Anhui NIO DT in 2023. For the six months ended June 30, 2023, the financial position, result of operations and cash flow activities of Anhui NIO DT were immaterial to the consolidated financial statements.

Liquidity and Going Concern

The Group’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB10.8 billion for the six months ended June 30, 2023. The Group incurred operating cash outflow of RMB11.6 billion for the six months ended June 30, 2023. Accumulated deficit amounted to RMB80.7 billion as of June 30, 2023, and the Group had net current liabilities of RMB0.2 billion as of this same date.

As of June 30, 2023, the Group’s balance of cash and cash equivalents was RMB13.7 billion and short-term investments of RMB13.6 billion. As disclosed in Note 26, subsequently in July 2023, the Company completed an US$738.5 million strategic equity financing from an investor. Management has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents and short-term investments and subsequent financing will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. Accordingly, management continues to prepare the Group’s unaudited interim condensed consolidated financial statements on going concern basis.

2.    Summary of Significant Accounting Policies

(a) Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below. The interim financial data as of June 30, 2022 and 2023 and for the six months ended June 30, 2022 and 2023 is unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods. The interim consolidated financial statements and the accompanying notes should be read in conjunction with the annual consolidated financial statements and the accompanying notes contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance under Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for the VIEs. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. ASC 810 requires variable interest entities to be consolidated by the primary beneficiary which has a controlling financial interest of variable interest entities. The Company is considered as the primary beneficiary of the VIEs and thus consolidates the financial statements each of these entities under U.S. GAAP.

All significant transactions and balances between the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the unaudited interim condensed consolidated financial statements.

(c) Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, warranty liabilities, fair value of available-for-sale debt security investments, lower of cost and net realizable value of inventories, inventory valuation for excess and obsolete inventories, losses on purchase commitments, allowance for current expected credit loss, depreciable lives of property, equipment and software, subsequent measurement of equity securities measured under measurement alternatives, impairment of long-lived assets, valuation of deferred tax assets, valuation and recognition of share-based compensation arrangements, as well as current/non-current classification of receivables. Actual results could differ from those estimates.

(d) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2513, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on, or June 30, 2023, or at any other rate.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(e) Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

As disclosed in Note 2(k), the Group’s equity securities with readily determinable fair values is carried at fair value using quoted market prices that currently available on a securities exchange and classified within Level 1.

The Group’s certain short-term investments in money market funds and financial products issued by banks are carried at fair value, which are classified within Level 2 and valued using directly or indirectly observable inputs in the market place. As of December 31, 2022 and June 30, 2023, such investments aggregately amounted to RMB12,781,060 and RMB4,645,000, respectively.

As disclosed in Note 2(n), the Group’s derivative instruments are carried at fair value, which are classified within Level 2 and valued using indirectly observable inputs in the market place.

As disclosed in Note 8, the Group’s available-for-sale debt security investments include investments the Company made in private companies in 2021 and 2022 which contains substantive redemption and preferential rights, and are classified within Level 3 for fair value measurement. The Company assessed the fair value using a market approach by adopting a backsolve method, which determined the estimated fair value of the investments through comparison to a recent transaction and applied significant unobservable inputs and assumptions. As of June 30, 2023, there were no significant changes to the carrying value of the investments since December 31, 2022, with the carrying value of the investments of RMB1,648,861. The significant unobservable inputs adopted in the valuation as of December 31, 2022 and June 30, 2023 are as follows:

	December 31, 2022	June 30, 2023
Unobservable Input
Expected volatility	54%-61%	52%-54%
Probability	Liquidation scenario: 25%-40% Redemption scenario: 25%-40% IPO scenario: 20%-50%	Liquidation scenario: 25%-35% Redemption scenario: 25%-35% IPO scenario: 30%-50%

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivable, amounts due from related parties, deposits and other receivables, available-for-sale debt security investments, trade and notes payable, amounts due to related parties, other payables, derivative instruments, short-term borrowings, lease liabilities and long-term borrowings. As of December 31, 2022 and June 30, 2023, other than as discussed above, the carrying values of these financial instruments approximated to their respective fair values.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(f) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash which is restricted to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash mainly represents (a) secured deposits held in designated bank accounts for borrowings and corporate bank credit cards, bank acceptance notes,letter of credit and letters of guarantee; and (b) time deposits that are pledged for property leases. The restricted cash is classified according to the contractual term of the restriction imposed.

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	December 31,	June 30,
	2022	2023
Cash and cash equivalents	19,887,575	13,723,951
Restricted cash	3,154,240	2,119,420
Long-term restricted cash	113,478	126,226
Total	23,155,293	15,969,597

(g) Short-term investments

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year, which are stated at amortised cost, and investments in money market funds and financial products issued by banks, which are measured at fair value. As of December 31, 2022 and June 30, 2023, the short-term investments amounted to RMB19,171,017 and RMB13,580,712, respectively, among which, RMB12,259,459 and RMB7,244,014, were restricted as collateral for notes payable, bank borrowings and letter of guarantee as of December 31, 2022 and June 30,2023, respectively.

(h) Expected credit losses

The Group accounts for the impairment of financial instruments in accordance with ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), effective from January 1, 2020. The Group’s trade and notes receivable, receivables of installment payments, deposits and other receivables are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

For the six months ended June 30, 2022 and 2023, the Group recorded RMB41,119 and reversed RMB42,914 in expected credit loss provisions in selling, general and administrative expenses, respectively. As of June 30, 2023, the expected credit loss reserve for current and non-current assets are RMB52,562 and RMB44,580, respectively. As of December 31, 2022, the expected credit loss reserve for current and non-current assets are RMB50,415 and RMB89,641, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories or accrues costs of inventory commitments based upon assumptions on current and future demand forecasts. If the inventory on hand or inventory purchase commitments is in excess of future demand forecast, the excess amounts are written down or accrued. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(j) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

The estimated useful lives are as follows:

Useful lives
Buildings and constructions	20 years
Production facilities	10 years
Charging & battery swap equipment	5 to 8 years
R&D equipment	5 years
Computer and electronic equipment	3 years
Purchased software	3 to 5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term (ranging from 1-10 years)
Corporate vehicles	5 years
Others (office equipment, after-sales equipment, etc)	3 to 5 years

Depreciation for mold and tooling is computed using the units-of-production method, including capitalized interest costs which are amortized over the total estimated units of production of the related assets.

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction-in-progress is included within property, plant and equipment and is amortized over the useful life or units of production of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive loss.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(k) Long-term investments

The Group’s long-term investments include equity investments in entities and debt security investments.

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments — Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Equity securities with readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured at fair value, with changes in fair value reported through earnings.

Equity securities without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

Available-for-sale debt security investments are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in accumulated other comprehensive loss in the consolidated balance sheets. Gain or losses are realized when the investments are sold or when dividends are declared or payments are received or when other than temporarily impaired.

Held-to-maturity debt security investment are reported at amortized cost. The securities are held to collect contractual cash flows, and the Group has the positive intent and ability to hold those securities to maturity.

The Group monitors its investments measured under equity method for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. No impairment charge was recognized for the six months ended June 30, 2022 and 2023.

(l) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charges was recognized for the six months ended June 30, 2022 and 2023.

(m) Warranty liabilities

The Group accrues a warranty reserve for all new vehicles sold by the Group, which includes the Group’s best estimate of the projected costs to repair or replace items under warranty. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future.

The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of revenues in the consolidated statements of comprehensive loss.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table shows a comparative rollforward of warranty liability activity for each respective six-month period:

	Six Months ended June 30
	2022	2023
Warranty – beginning of period	1,962,977	2,946,937
Provision for warranty	516,974	417,734
Warranty costs incurred	(26,389)	(92,971)
Warranty– end of period	2,453,562	3,271,700

(n) Derivatives instruments and hedging

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

The Group has entered into several currency exchange forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gain/loss generated from the Group’s balances of cash and cash equivalents and short-term investments denominated in US dollars. As such instruments do not qualify for hedge accounting treatment, the Group records the changes in fair value of the derivatives in other losses, net, the same line item in which foreign exchange gain/loss is recognised, with offsetting effect. Total changes in fair value of the derivatives recorded in other losses, net, were a loss of RMB341,604 for the six months ended June 30, 2022. As of December 31, 2022, all the currency exchange forward contracts have been fully executed and the Group did not enter into any currency exchange forward contracts during the six months ended June 30, 2023.

The Group has entered into several swap contracts with a commercial bank to hedge the risks of commodity price associated with the forecasted purchasing transactions. The Group applies cash flow hedge accounting since the hedge relationship is effective. The changes in fair value of the hedging instruments are initially recorded in other comprehensive income, and the amounts in accumulated other comprehensive income related to the fair value changes in the hedging instruments are released into the Group’s earnings when the hedged items affect earnings. For the six months ended June 30, 2022 and 2023, both the changes in fair value of the hedging instruments through other comprehensive income and the amounts in accumulated other comprehensive income related to the fair value changes in the hedging instruments that were released into earnings were immaterial.

(o) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer;

●	creates and enhances an asset that the customer controls as the Group performs; or

●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of packages, which is recorded as deferred revenue and advance from customers. As of December 31, 2022 and June 30, 2023, the balances of contract liabilities from vehicle sales contracts were RMB3,740,108 and RMB4,494,422, respectively. As of December 31, 2022 and June 30, 2023, the balances of contract liabilities from the sales of packages were RMB309,198 and RMB296,847, respectively. As of December 31, 2022 and June 30, 2023, the Company did not record any contract assets.

The Group generates revenue from (i) vehicle sales, (ii) battery upgrade service, (iii) sales of charging piles, (iv) sales of packages, (v) automotive regulatory credits, and (vi) others.

Vehicle sales

The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a series of contracts. The Group identifies the users who purchase the vehicle as its customers. In general, there are multiple distinct performance obligations explicitly stated in a series of contracts including sales of vehicles, home chargers, vehicle connectivity services, extended warranty and battery swapping service which are accounted for in accordance with ASC 606. In the PRC, initial users are entitled to vehicle connectivity services, extended warranty and battery swapping service. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when NIO transfers the control of vehicle to a user.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of electric vehicles. The government subsidies are applied and collected by the Group or Jianghuai Automobile Group Co., Ltd. (“JAC”) from the government. Such government subsidies to the customers are considered as a part of the transaction price it charges the customers for the electric vehicle, as the subsidy is granted to the buyer of the electric vehicle instead of the Group and the buyer remains liable for such amount to the Group in the event the subsidies were not received by the Group. The Group or JAC applies and collects the payment on behalf of the customers.

In the instance that some eligible customers elect installment payment for battery or the auto financing arrangements, the Group believes such arrangement contains a significant financing component and as a result adjusts the transaction price to reflect the impact of time value on the transaction price using an appropriate discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). Interest income from such arrangements with a significant financing component is presented as other sales. Receivables related to the battery installment payment and auto financing programs that are expected to be repaid by customers beyond one year of the dates of the financial statements are recognized as non-current assets. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income from such arrangements with a significant financing component is presented separately from revenue from contracts with customers.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group uses a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering the Group’s pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for vehicle sales and home chargers are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle connectivity service and battery swapping service, the Group recognizes the revenue over time using a straight-line method during the estimated beneficial period, based on the estimated length of time that the initial owner owns the vehicles before it is re-sold to secondary market. As for the extended warranty, given limited operating history and lack of historical data, the Group decides to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the consideration for the vehicle and all embedded services are generally paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Battery as a Service (BaaS)

The Battery as a Service (the “BaaS”), allows users to purchase electric vehicles without batteries and subscribe for the usage of batteries separately. In PRC, under the BaaS, the Group sells batteries to Wuhan Weineng Battery Asset Co., Ltd. (the “Battery Asset Company”), an equity investee of the Company, on a back-to-back basis when the Group sells the vehicle to the BaaS users and the BaaS users subscribe for the usage of the batteries from the Battery Asset Company by paying a monthly subscription fee to the Battery Asset Company. The promise to transfer the control of the batteries to the Battery Asset Company is the only performance obligation in the contract with the Battery Asset Company for the sales of batteries. The Group recognizes revenue from the sales of batteries to the Battery Asset Company when the vehicles (together with the batteries) are delivered to the BaaS users which is the point considered then the control of the batteries is transferred to the Battery Asset Company.

Together with the sales of the batteries, the Group entered into service agreements with the Battery Asset Company, pursuant to which the Group provides services to the Battery Asset Company including batteries monitoring, maintenance, upgrade, replacement, IT system support, etc., with monthly service charges. In case of any default in payment of monthly rental fees from users, the Battery Asset Company also has right to request the Group to track and lock down the battery subscribed by the users to limit its usage. In addition, in furtherance of the BaaS, the Group agreed to provide guarantee to the Battery Asset Company for the default in payment of monthly subscription fees from users. The maximum amount of guarantee that can be claimed by the Battery Asset Company for the users’ payment default shall not be higher than the accumulated service fees the Group receives from the Battery Asset Company.

For services provided to the Battery Asset Company, revenue is recognized over the period when services are rendered. As for financial guarantee liabilities, the provision of guarantee is linked to and associated with services rendered to the Battery Asset Company and the payment of guarantee amount is therefore accounted for as the reduction to the revenue from the Battery Asset Company.

The fair value of the guarantee liabilities is determined by taking considerations of the default pattern of the Company’s existing battery installment programs provided to users. At each period end, the financial liabilities are remeasured with the corresponding changes recorded as the reduction to the revenue. For the six months ended June 30, 2022 and 2023, both service revenue and guarantee liability were immaterial.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Since 2022, the BaaS users are also provided with the option to buy out the batteries in PRC. Under this arrangement, BaaS users and the Battery Asset Company enter into battery subscription termination agreement, and the Group purchases the outgoing batteries from the Battery Asset Company, after which the Group sells batteries with qualified performance to the BaaS users. These transactions are arranged on back-to-back basis under which the Group is in substance rendering the agency service to facilitate the BaaS users which are also the customers of the Group to complete the purchase of batteries from the Battery Asset Company. The Group therefore recognizes revenue of the service to facilitate the BaaS batteries buy out transactions on net basis with the amount of the difference between the consideration the Group receives from the BaaS users for the battery sales and the price of batteries the Group pays to the Battery Asset Company. For the six months ended June 30, 2022 and 2023, the Group recognized service fee of RMB17,060 and RMB31,197. Upon the completion of BaaS buy-out, the Group stops to provide battery service and is not obliged to provide guarantee and warranty related to the relevant batteries to the Battery Asset Company.

Battery swapping service

The Group also provides battery swapping service to users with convenient “recharging” experience by swapping the user’s battery for another one. In PRC, as set forth in the vehicle sales contracts, the initial users can have their batteries swapped certain times a month free of charge (i.e. monthly free-of-charge quota) during the length of time they own vehicles. For additional consideration, initial users can exceed the monthly swapping quota provided for within the sales agreement. When the vehicles are sold by the initial users, the successor owners are not entitled to such monthly free-of-charge quota and need to pay cash consideration for each battery swapping service. The battery swapping service is in substance a charging service instead of non-monetary exchanges or sales of batteries as the batteries involved in such swapping are the same in capacity and very similar in performance.

For performance obligation of the battery swapping service sold together with the vehicles (i.e. monthly free-of-charge quota), the Group recognizes the revenue over time using a straight-line method in the estimated beneficial period, being the estimated length of time that the initial owner owns the vehicle. For the battery swapping beyond monthly free-of-charge quota for which additional considerations are paid by the users, the Group recognizes revenue at the amount of consideration paid by users when the battery swapping service is completed. Such revenue is recorded under sales of packages and provision of power solution.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that roadside assistance and out-of-town charging services are not performance obligations considering these two services are value-added services to enhance user experience rather than critical items for vehicle driving and forecasted that usage of these two services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of roadside assistance and out-of- town charging services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligations as they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 3% of the contract price.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Battery upgrade service

The Group provides battery upgrade service to both BaaS users and non-BaaS users. The users can exchange their batteries with lower capacity for the batteries with higher capacity from the Group with a fixed cash consideration. The battery upgrade service is in substance the provision of incremental battery capacity service to the users instead of non-monetary battery exchanges or sales of battery. Therefore, under non-BaaS model, the revenue from the battery upgrade service is recognized at the amount of cash consideration paid by users at a point in time when the service is rendered. Under the BaaS model, since the ownership of originally installed battery belongs to the Battery Asset Company, when a user requests battery upgrade, the Group actually upgrades the battery that belongs to the Battery Asset Company and recognize revenue for the battery upgrade service at the amount paid by the Battery Asset Company when upgrade service is rendered. BaaS users will then pay a higher monthly subscription fee to the Battery Asset Company for subscribing for the battery with higher capacity.

Sales of charging piles

In addition to the home chargers provided as one of the performance obligations in the contract of vehicle sales, the Group also sells charging piles to customers separately. Revenue for charging piles are recognized at a point in time when the control of the product is transferred to customers.

Sales of packages and provision of power solution

The Group also sells the two packages, energy package and service package in exchange for cash considerations. The energy package includes battery charging and swapping services and service package includes repair and maintenance services.

The agreements for packages create legal enforceability to both parties on a monthly basis as the respective packages can be canceled at any time without any penalty. The Group concludes that each service provided in the energy or service package is a series and meets the stand-ready criteria as one separate performance obligation within the package. Each service provided in the energy or service package is recognized under the same pattern over time on a monthly basis as customer simultaneously receives and consumes the benefits provided and the term of legally enforceable contract is only one month, except for the customer loyalty program points granted to the customers as discussed below.

As the consideration for packages are generally paid in advance, which means the payments received are prior to the transfer of services by the Group, the Group records the consideration as a contract liability (advance from customers) upon receipt.

The Group also provides power solution to users including battery charging and swapping. Revenue is recognized at the amount of consideration paid by users when charging or swapping is completed.

Sales of automotive regulatory credits

New Energy Vehicle (“NEV”) mandate policy launched by China’s Ministry of Industry and Information Technology (“MIIT”) specifies the NEV credit targets and as all of the Group’s products are NEVs, the Group is able to generate NEV credits above target. The credits earned per vehicle is dependent on various metrics such as vehicle driving range and battery energy efficiency, and is calculated based on the MIIT published formula. Excess positive NEV credits are tradable to other vehicle manufacturers through a credit management system established by the MIIT on a separately negotiated basis. The Group sells these credits at agreed price to other vehicle manufacturers.

Considerations for automotive regulatory credits are typically received at the point control transfers to the customer, or in accordance with payment terms customary to the business. The Company recognizes revenue on the sale of automotive regulatory credits at the time control of the regulatory credits is transferred to the purchasing party as other sales revenue in the consolidated statements of comprehensive loss.

Others

Other revenues primarily comprise revenues generated from (i) sales of accessories, (ii) interest income from auto financing arrangements, (iii) sales of used cars, (iv) embedded products and services offered together with vehicle sales, including vehicle connectivity service and extended warranty, and (v) others. Revenue is recognized when relevant services are rendered or control of the products is transferred.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Incentives

The Group offers a self-managed customer loyalty program points, which can be used in the Group’s online store and at NIO houses to redeem merchandise, including accessories and branded merchandise, etc. The Group determines the value of each point based on estimated incremental cost. Customers and NIO fans and advocates have a variety of ways to obtain the points. The major accounting policy for its points program is described as follows:

(i) Sales of vehicle

The Group concludes the points offered linked to the purchase transaction of the vehicle is a material right and accordingly a separate performance obligation according to ASC 606, and is taken into consideration when allocating the transaction price of the vehicle sales. The Group also estimates the probability of points redemption when performing the allocation. Since historical information is limited for the Group to determine any potential points forfeiture and the fact that most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when future goods or services are transferred. The Group will continue to monitor when and if a forfeiture rate should be applied and will apply and update the estimated forfeiture rate at each reporting period.

(ii) Sales of packages

Energy package — when the customers charge their vehicles without using the Group’s charging network as tracked by the Group’s system, the Group will grant points to the customers based on the quantity of electricity charged. The Group records the value of the points as a reduction of revenue from the energy package.

Service package — the Group grants points to the customers when the customers accumulate miles of driving during the service period of the service package. The Group records the value of the points as a reduction of revenue from the service package.

The above customer points arrangement is considered as a separate performance obligation of the energy and service packages sold. The allocated amount to points granted under these packages are deferred and recognized when such points are utilized by the customers. Since historical information is limited for the Group to determine any potential points forfeiture and most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group has used an estimated forfeiture rate of zero.

(iii) Other scenarios

Customers or users of the mobile application can also obtain points through any other ways such as frequent sign-ins to the Group’s mobile application, sharing articles from the application to users’ own social media, etc. The Group believes these points are to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under other current liabilities of its consolidated balance sheets upon the points are offered. The Group estimates liabilities under the customer loyalty program based on cost of the NIO merchandise that can be redeemed, and its estimate of probability of redemption. At the time of redemption, the Group records a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to points, the Group records other revenue for the amount of cash received.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Similar to the reasons above, the Group estimates no points forfeiture currently and continues to assess when and if a forfeiture rate should be applied.

For the six months ended June 30, 2022 and 2023, the revenue portion allocated to the points as a separate performance obligation was RMB194,200 and RMB261,865, respectively, which is recorded as contract liability (deferred revenue). For the six months ended June 30, 2022 and 2023, the total points recorded as selling and marketing expenses were RMB38,555 and RMB61,488, respectively.

As of December 31, 2022 and June 30, 2023, liabilities recorded related to unredeemed points were RMB 680,660 and RMB754,817, respectively.

(p) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB686,240 and RMB1,135,783 for the six months ended June 30, 2022 and 2023, respectively.

(q) Government grants

The Group’s subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the cost of asset acquisition. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

(r) Income taxes

Income tax expense for the interim consolidated financial statements is determined using an estimate of the Company’s annual effective tax rate, which is based upon the applicable tax rates and tax laws of the countries in which the income is generated. Deferred income taxes are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2022 and June 30, 2023.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(s) Share-based compensation

The Company grants restricted shares and share options of the Company and its subsidiary to eligible employees and non-employee consultants and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation and ASU 2018-07-Compensation-stock compensation (Topic 718)-Improvements to non-employee share-based payment accounting.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; or c) for share options where the underlying share is liability within the scope of ASC 480, using the graded vesting method, net of estimated forfeitures, over the vesting period, and re-measuring the fair value of the award at each reporting period end until the award is settled.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

In April 2019, the Company adopted ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting”. Upon the adoption of this guidance, the Group no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting period and the accounting for these share-based awards to consultants or non-employees and employees was substantially aligned. Share-based compensation expenses for share options and restricted shares granted to non-employees are measured at fair value at the date when such awards are granted and recognized over the period during which the service from the non-employees is provided.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

For restricted shares granted by one of the Company’s subsidiaries to employees, determination of related estimated fair values (the subsidiaries are not publicly traded) requires complex and subjective judgments due to limited financial and operating history, unique business risks and limited comparable public information. Key inputs and assumptions underlying the determined fair value of these restricted shares include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, discount rates, and liquidity factors relevant to each of the respective subsidiaries.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting options and records share-based compensation expenses only for those awards that are expected to vest.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(t) Leases

As the lessee, the Group recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. Operating lease assets are included within right-of-use assets— operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets. Finance lease assets are included within other non-current assets, and the corresponding finance lease liabilities are included within accruals and other liabilities for the current portion, and within other non-current liabilities on the consolidated balance sheets.

(u) Dividends

Dividends are recognized when declared. No dividends were declared for the six months ended June 30, 2022 and 2023 .

(v) Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(w) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

3.    Recent Accounting Pronouncements

(a)	Recently adopted accounting pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. The Company adopted this from January 1, 2023, which did not have a material impact on the Company’s consolidated financial statements.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which we adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company adopted this from January 1, 2023, which did not have a material impact on the Company’s consolidated financial statements.

(b)	Recently issued accounting pronouncements not yet adopted

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

4.    Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investment, trade receivable, amount due from related parties, deposits and other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2022 and June 30, 2023, the great majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and the United States which management believes are of high credit quality based on their credit ratings.

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB13,012,259 and RMB11,370,573 as of December 31, 2022 and June 30, 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(c) Foreign currency exchange rate risk

Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against other currencies.

(d) Concentration of customers and suppliers

For the six months ended June 30, 2022 and 2023, there was no customer with greater than 10% of the total revenue. The following table summarized the customer with greater than 10% of the total account receivables:

	December 31,	June 30,
	2022	2023
Percentage of the account receivables
Customer A	21%	21%

The following tables summarized the supplier with greater than 10% of the total purchase and payables:

	Six Months Ended June 30,
	2022	2023
Percentage of the total purchase
Supplier A	20%	19%

	December 31,	June 30,
	2022	2023
Percentage of the account payables
Supplier A	31%	22%

5.    Inventory

	December 31,	June 30,
	2022	2023
Raw materials	2,974,125	2,879,639
Work in process	170,995	298,915
Finished Goods	4,685,790	4,984,136
Merchandise	510,143	496,498
Less: inventory provision	(149,667)	(165,814)
Total	8,191,386	8,493,374

Raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services.

Finished goods include vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at the Group’s sales and service center locations and charging piles.

Merchandise includes accessories and branded merchandise which can be redeemed by customer loyalty program.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Inventory write-downs recorded in cost of sales for the six months ended June 30, 2022 and 2023 were nil and RMB16,383, respectively.

6.    Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	June 30,
	2022	2023
Deductible VAT input	779,694	1,380,716
Deposits	349,651	546,871
Prepayment to vendors	541,457	508,513
Receivables from JAC	196,075	269,864
Receivables from third party online payment service providers	154,264	54,182
Interest receivable	10,167	1,167
Receivable of reimbursement from the depositary bank	87,170	—
Other receivables	131,963	120,285
Less: Allowance for credit losses	(4,033)	(4,906)
Total	2,246,408	2,876,692

7.    Property, Plant and Equipment, Net

Property, plant and equipment and related accumulated depreciation were as follows:

	December 31,	June 30,
	2022	2023
Mold and tooling	3,901,436	5,790,358
Production facilities	3,252,362	4,179,064
Charging & battery swap equipment	3,393,603	4,019,591
Leasehold improvements	3,408,731	4,015,778
Construction in process	3,114,345	2,464,944
Computer and electronic equipment	1,250,861	1,536,747
R&D equipment	939,586	1,078,901
Purchased software	985,141	1,038,464
Buildings and constructions	890,576	892,018
Corporate vehicles	473,602	700,405
Others	991,597	1,228,886
Subtotal	22,601,840	26,945,156
Less: Accumulated depreciation	(6,901,232)	(8,355,653)
Less: Accumulated impairment	(41,942)	(41,988)
Total property, plant and equipment, net	15,658,666	18,547,515

The Group recorded depreciation expenses of RMB1,122,796 and RMB1,407,904 for the six months ended June 30, 2022 and 2023, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8. Long-term investments

The Company’s long-term investments consisted of the following:

	December 31,	June 30,
	2022	2023
Equity investments:
Equity method investments (i)	1,325,800	1,496,468
Equity securities without readily determinable fair value (ii)	101,536	149,295
Equity securities with readily determinable fair value	48,290	53,505
Debt investments:
Held-to-maturity debt securities – time deposit (iii)	3,231,924	1,925,833
Available-for-sale debt securities (iv)	1,648,861	1,648,861
Total	6,356,411	5,273,962

(i) Equity method investments

From 2020 to 2022, the Group made several equity investments, which are accounted for under equity method. Refer to Note 9 to the annual consolidated financial statement contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

During the six months ended June 30, 2022 and 2023, the Group recognized RMB74,282 and RMB24,240 of shares of income of equity investees, respectively, from all of its equity method investments.

As of December 31, 2022 and June 30, 2023, none of the Group’s equity method investment, neither individually nor in aggregate, was considered as significant under Reg S-X Rules.

(ii) Equity securities without readily determinable fair value

	December 31,	June 30,
	2022	2023
Equity securities without readily determinable fair value:
Initial cost	9,477	55,038
Net cumulative fair value adjustments	92,059	94,257
Carrying value	101,536	149,295

The Group has certain equity investments which are measured under the measurement alternative. During the six months ended June 30, 2022 and 2023, the Group invested nil and RMB45,561 in equity securities without readily determinable fair value, respectively. No fair value changes were recorded during the six months ended June 30, 2022 and 2023.

(iii) Held-to-maturity debt securities – time deposit

Held-to-maturity investments represent time deposits in commercial banks with maturities of more than one year with carrying amounts of RMB3.2 billion and RMB1.9 billion as of December 31, 2022 and June 30, 2023 respectively. As of December 31, 2022 and June 30, 2023, the weighted average maturities periods are both 1.9 years.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iv) Available-for-sale debt securities

	December 31,	June 30,
	2022	2023
Available-for-sale debt securities:
Initial cost	671,567	671,567
Net cumulative fair value adjustments	977,294	977,294
Carrying value	1,648,861	1,648,861

The Group has certain available-for-sale debt securities investments. Refer to Note 9 to the annual consolidated financial statement contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

The Company valued available-for-sale debt securities using a market approach by adopting a backsolve method which benchmarked to recent comparable financing transactions of these investments, and recognized a gain from the increase of the fair value of RMB946,571 during the year ended December 31, 2022. After deducting the tax impact of RMB200,235, the Group recorded RMB746,336 in other comprehensive income, among which RMB151,299 was attributed to non-controlling interests. As of June 30, 2023, there were no significant changes to the carrying value of the investments since December 31, 2022, based on above fair value assessment.

No impairment charges were recognized for the six months ended June 30, 2022 and 2023.

9.   Other Non-current Assets

Other non-current assets consist of the following:

	December 31,	June 30,
	2022	2023
Non-current portion of auto financing receivables	4,501,168	3,682,794
Long-term deposits	944,768	832,723
Non-current portion of national subsidy receivable	1,227,270	677,041
Non-current portion of prepayments for purchase of property, plant and equipment	433,750	492,045
Non-current portion of receivables of installment payments for battery	221,089	134,871
Non-current portion of right of use assets – finance lease	49,205	39,501
Others	110,950	94,423
Less: Allowance for credit losses	(89,641)	(44,580)
Total	7,398,559	5,908,818

Long-term deposit mainly consists of deposits to vendors for guarantee of production capacity as well as rental deposit which will not be collectible within one year.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10.   Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31,	June 30,
	2022	2023
Payables for purchase of property, plant and equipment	4,172,758	4,662,519
Payable for R&D expenses	1,814,746	1,913,955
Current portion of deferred revenue/income	1,273,779	1,533,992
Salaries and benefits payable	1,525,366	1,450,277
Payables for marketing events	1,075,693	1,305,676
Advance from customers	833,779	1,224,633
Accrued costs of purchase commitments	792,786	781,015
Warranty liabilities	669,793	663,724
Accrued expenses	857,639	413,485
Interest payables	32,271	41,965
Payables for traveling expenses of employees	44,942	35,658
Payable to employees for options exercised	792	28,436
Current portion of finance lease liabilities	30,609	25,055
Current portion of deferred construction allowance	13,307	8,345
Derivative Liabilities (Note 2(n))	16,435	331
Other payables	499,667	663,637
Total	13,654,362	14,752,703

As of December 31, 2022, in response to the planned products upgrade of certain existing vehicle models, the Group provided the provision for purchase commitments mainly made for the excessive inventories that are specifically related to these vehicles with amount of RMB792,786. As of June 30, 2023, the balance is RMB781,015.

11.  Borrowings

Borrowings consist of the following:

	December 31,	June 30,
	2022	2023
Short-term borrowing
Bank loan (i)	4,039,210	4,834,210
Current portion of convertible notes (ii)	—	5,179,455
Current portion of long-term borrowings (iii)	108,320	1,234,320
Current portion of asset-backed securities and notes (iv)	1,129,596	797,951
Current portion of other financing arrangements	—	12,986
Long-term borrowings:
Bank loan (iii)	430,460	1,066,000
Convertible notes (ii)	10,155,599	5,368,892
Asset-backed Securities and Notes (iv)	293,945	—
Other financing arrangements	5,795	109,673
Total	16,162,925	18,603,487

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Short-term bank loan

As of December 31, 2022, the Group obtained short-term borrowings from several banks of RMB4,039,210 in aggregate. The annual interest rate of these borrowings is approximately 1.95% to 3.5%.

As of June 30, 2023, the Group obtained short-term borrowings from several banks of RMB4,834,210 in aggregate. The annual interest rate of these borrowings is approximately 1.95% to 2.95%.

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger, sale of the Group’s assets and certain financial measures. The Group is in compliance with all of the loan covenants as of December 31, 2022 and June 30, 2023. As of December 31, 2022 and June 30, 2023, certain of the Group’s short-term borrowings were guaranteed by the Company’s subsidiaries or pledged with short-term investments of RMB348,230 and RMB 361,290, and restricted cash of RMB355,197 and nil, respectively.

(ii) Convertible notes

2024 Notes

In February 2019, the Group issued US$650,000 convertible senior notes and additional US$100,000 senior notes (collectively the “2024 Notes”) to the Notes purchasers (the “Notes Offering”). The 2024 Notes bears interest at a rate of 4.50% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2019. The 2024 Notes is convertible into the Company’s American Depositary Shares at the pre-agreed fixed conversion price at the discretion of the holders and will mature for repayment on February 1, 2024. Holders of the 2024 Notes are entitled to require the Company to repurchase all or part of the 2024 Notes in cash on February 1, 2022 or in the event of certain fundamental changes. In connection with the Notes Offering, the Company entered into capped call transactions with certain Notes purchasers and/or their respective affiliates and/or other financial institutions (the “Capped Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the cost of such transactions. In addition, the Company also entered into privately negotiated zero-strike call option transactions with certain Notes purchasers or their respective affiliates (the “Zero-Strike Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the aggregate premium under such transactions. The Company accounts for the 2024 Notes as a single instruments as a long-term debt. The debt issuance cost were recorded as reduction to the long-term debts and are amortized as interest expenses using the effective interest method. The value of the 2024 Notes are measured by the cash received. The cost for the capped call transactions have been recorded as deduction of additional paid-in capital within total shareholders’ deficit. The zero-strike call option was deemed as a prepaid forward to purchase the Company’s own shares and recognized as permanent equity at its fair value at inception as a reduction to additional paid in capital in the consolidated balance sheet. In November 2020, US$7.0 in aggregate principal amount of such Notes were converted, pursuant to which the Company issued 735 Class A ordinary shares to the holders of such Notes. The balance of the Notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

On January 15, 2021, the Company entered into separate and individually privately negotiated agreements with certain holders of its outstanding 2024 Notes to exchange US$581,685 principal amount of the outstanding 2024 Notes for 62,192,017 ADSs with a conversion premium of US$56,359 (the “2024 Notes Exchanges”). In connection with the 2024 Notes Exchanges, the Company also entered into agreements with certain financial institutions to terminate a portion of the capped call transactions and Zero-Strike Call transactions with the amount corresponding to the portion of the principal amount of the 2024 Notes that were exchanged. With above termination of the capped call transactions and Zero-Strike Call transactions, the Company received 16,402,643 treasury shares accordingly.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the 2024 Notes Exchanges, the 2024 Notes with carrying amount of US$578,902 were derecognised with a corresponding amount being recognised as share capital and additional paid-in capital. The conversion premium of US$56,359 was recorded as interest expenses according to ASC 470-20-40-16, which requires a reporting entity to recognize an expense equal to the fair value of the shares or other consideration issued to induce conversion, i.e., the excess of the fair value of all consideration transferred over the fair value of the securities transferred pursuant to the original conversion terms. For the terminations of the capped call transactions and Zero-Strike Call transactions, the amount of the purchase price of the capped call transactions and Zero-Strike Call transactions terminated of RMB1,849,600 that was previously recorded in the additional paid-in capital was reclassified to treasury stock.

During the year ended December 31, 2021, US$3,080 in aggregate principal amount of such Notes were converted, pursuant to which the Company issued 316,979 Class A ordinary shares to the holders of such Notes. During the six months ended June 30, 2022 and 2023, US$1,642 and nil in aggregate principal amount of such Notes were converted, pursuant to which the Company issued 172,631 and nil Class A ordinary shares to the holders of such Notes respectively. The balance of the Notes converted were derecognized and was recorded as ordinary shares and additional paid-in capital.

As of December 31, 2022, the carrying value of the remaining 2024 Notes with the amount of RMB1,144,464 was classified in non-current liabilities. As of June 30, 2023, the carrying value of the remaining 2024 Notes with the amount of RMB1,186,189 were classified in current liabilities as the 2024 Notes will mature in February 2024.

Affiliate Notes

On September 5, 2019, the Group issued US$200,000 convertible senior notes to an affiliate of Tencent Holdings Limited and Mr. Bin Li, chairman and chief executive officer of the Company (collectively the “Affiliate Notes”). Tencent and Mr. Li each subscribed for US$100,000 principal amount of the convertible notes, each in two equally split tranches. The 360-day Notes would be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the 3-year Notes will be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the 3-year Notes will have the right to require the Company to repurchase for cash all of the Notes or any portion thereof on February 1, 2022.

In September and December 2020, all of the 360-day Notes due in 2020 and US$50,000 in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 49,582,686 Class A ordinary shares to the holders of such Notes. Such Notes were derecognized and recorded as ordinary shares and additional paid-in capital. In January 2021, US$22,526 (RMB148,393) in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 7,219,872 Class A ordinary shares to the holders of such Notes. Such Notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2021, the balances of these convertible notes outstanding were RMB175,166 in current liabilities. In August 2022, US$27,474 (RMB189,494) in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 8,805,770 Class A ordinary shares to the holders of such Notes. Such Notes were derecognized and recorded as ordinary shares and additional paid-in capital with amount of RMB 15 and RMB 207,457 respectively. As of December 31, 2022, all of the 3-year Notes have been converted.

2026 and 2027 Notes

In January 2021, the Group issued US$750,000 convertible senior Notes due 2026 (the “2026 Notes”) and US$750,000 convertible senior Notes due 2027 (the “2027 Notes”). The 2026 Notes bears no interest and the 2027 Notes bears interest at a rate of 0.50% per year, which is payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2021. Holders may convert their 2026 Notes at their option prior to the close of business on the business day immediately preceding August 1, 2025, and holders may convert their 2027 Notes at their option prior to the close of business on the business day immediately preceding August 1, 2026. The initial conversion price is US$93.06 per ADS for the Notes, subject to customary anti-dilution adjustments. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s discretion. Holders of the 2026 Notes have the right to require the Company to repurchase in cash for all or part of their Notes on February 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased. Holders of the 2027 Notes have the right to require the Company to repurchase in cash for all or part of their Notes on February 1, 2025 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Company early adopted ASU 2020-06 which eliminates the cash conversion accounting models for 2026 Notes and 2027 Notes. Accordingly, the principal amount of these Notes was reported as one single unit of account in long-term borrowings at its principal amount, net of debt issuance costs of US$26,340, on the basis of not electing fair value option for the Notes and no substantial premium to be offered. The Notes are subsequently measured at amortized cost with interest expenses accrued over the term of these Notes using the effective interest method.

In 2022, the Group repurchased the aggregated portion of 2026 Notes with the carrying amount of US$190,962 (RMB1,317,106). As of December 31, 2022 and June 30, 2023, the carrying amount of the remaining Notes were RMB9,011,135 and RMB9,362,158. As of June 30, 2023, the Company reclassified the carrying value of the remaining 2026 Notes with the amount of RMB3,993,266 in current liabilities to reflect the early redemption right by 2026 Notes holders on February 1, 2024.

(iii) Long-term bank loan

				As of December 31, 2022			As of June 30, 2023
				Current portion			Current portion
Ref.	Date of borrowing	Lender/Banks	Maturity/ Repayment date	Outstanding loan	according to the repayment schedule	Long-term portion	Outstanding loan	according to the repayment schedule	Long-term portion
1	March 7,2022	Bank of Beijing	March 6,2024	149,000	2,000	147,000	148,000	148,000	—
2	June 15, 2022	Bank of Shanghai	June 15, 2025	172,980	46,320	126,660	149,820	46,320	103,500
3	June 22, 2022	Hang Seng Bank	June 22, 2024	180,000	60,000	120,000	160,000	160,000	—
4	July 25, 2022	China Construction Bank	July 25, 2029	6,800	—	6,800	6,800	—	6,800
5	July 26, 2022	Industrial and Commercial Bank of China	July 25, 2029	10,200	—	10,200	10,200	—	10,200
6	August 24, 2022	China Construction Bank	July 25, 2029	19,800	—	19,800	19,800	—	19,800
7	January 20,2023	Industrial and Commercial Bank of China	July 25, 2029	—	—	—	499,800	—	499,800
8	January 19,2023	China Construction Bank	July 25, 2029	—	—	—	313,400	—	313,400
9	February 24, 2023	Bank of Beijing	February 24, 2025	—	—	—	142,500	30,000	112,500
10	March 31,2023	Bank of Shanghai	April 30, 2024	—	—	—	850,000	850,000	—
	Total			538,780	108,320	430,460	2,300,320	1,234,320	1,066,000

The long-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Group’s assets and certain financial measures. The Group is in compliance with all of the loan covenants as of December 31, 2022 and June 30, 2023.

As of December 31, 2022, the Group had bank facilities with aggregated amount of RMB56,121,492 which consists of non-collateral based bank facilities of RMB28,411,492 and collateral-based bank facilities of RMB27,710,000. Out of the total non-collateral bank facilities, RMB2,838,780, RMB3,264,275 and RMB350,000 were used for bank borrowing, issuance of letters of guarantee and banks’ acceptance notes, respectively. Out of the total collateral-based bank facilities, RMB2,650,000, RMB5,884,500 and RMB300,000 were used for issuance of letters of guarantee, bank’s acceptance notes and letter of credit, respectively.

As of June 30, 2023, the Group had bank facilities with aggregated amount of RMB54,611,209 which consists of non-collateral based bank facilities of RMB18,441,935 and collateral-based bank facilities of RMB36,169,274. Out of the total non-collateral bank facilities, RMB5,380,500, RMB1,750,000 and RMB990,000 were used for bank borrowing, issuance of letters of guarantee and banks’ acceptance notes, respectively. Out of the total collateral-based bank facilities, RMB1,174,947, RMB4,847,400 and RMB300,000 were used for issuance of letters of guarantee, bank’s acceptance notes and letter of credit, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iv) Asset-backed securities and notes

The Group entered into several asset-backed securitization arrangements with third-party financial institutions and set up securitization vehicles to issue the senior debt securities and notes to third party investors, which are collateralized by the auto financing receivables (the “transferred financial assets”). The Group also acts as servicer to provide management, administration and collection services on the transferred financial assets. The Group consolidated the securitization vehicles as economic interests are retained in the form of subordinated interests. The proceeds from the issuance of debt securities and notes are reported as securitization debt. The securities and notes are due for repayment when collections on the underlying collateralized assets occur and the amounts are included in “Current portion of long-term borrowings” or “Long-term borrowings” according to the contractual maturities date of the debt securities and notes. As of December 31, 2022 and June 30, 2023, the balance of current portion of asset-backed securities and notes are RMB1,129,596 and RMB797,951, and the balance of non-current portion of asset-backed securities and notes are RMB293,945 and nil, respectively.

12.  Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	June 30,
	2022	2023
Warranty liabilities	2,277,144	2,607,976
Deferred revenue	2,288,111	2,604,220
Deferred government grants	309,762	317,094
Non-current finance lease liabilities	14,457	11,345
Deferred construction allowance	3,555	1,435
Others	250,998	170,101
Total	5,144,027	5,712,171

Deferred government grants mainly consist of specific government subsidies for purchase of land use right and buildings, charging and battery swap equipment, which is amortized using the straight-line method as a deduction of the amortization or depreciation expense of the relevant assets over their remaining estimated useful life.

Deferred construction allowance consists of long-term payable of construction projects, with payment terms over one year.

13.  Leases

The Group has entered into various non-cancellable operating and finance lease agreements for certain offices, warehouses, retail and service locations, equipment and vehicles worldwide. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

	December 31,	June 30,
	2022	2023
Operating leases:
Right-of-use assets - operating lease	7,374,456	9,340,932
Current portion of operating lease liabilities	1,025,968	1,346,143
Non-current operating lease liabilities	6,517,096	8,441,889
Total operating lease liabilities	7,543,064	9,788,032
Finance leases:
Right-of-use assets - finance lease	49,205	39,501
Current portion of finance lease liabilities	30,609	25,055
Non-current finance lease liabilities	14,457	11,345
Total finance lease liabilities	45,066	36,400

Supplemental cash flow information related to leases where we are the lessee is as follows:

	Six Months Ended	Six Months Ended
	June 30, 2022	June 30, 2023
Operating cash outflows from operating leases	560,113	733,473
Operating cash outflows from finance leases (interest payments)	2,306	7,030
Financing cash outflows from finance leases	14,088	15,740
Right-of-use assets obtained in exchange for lease liabilities	5,533,376	2,893,314

14.  Revenue

Revenue by source consists of the following:

	Six Months Ended June 30,
	2022	2023
Vehicle sales	18,814,856	16,409,697
Sales of accessories	271,627	754,205
Sales of packages and provision of power solution	361,692	605,972
Sales of charging piles	159,353	218,334
Battery upgrade service	29,723	42,067
Others	565,701	1,417,931
Total	20,202,952	19,448,206

For the six months ended June 30, 2022 and 2023, revenue recognised at a point in time was RMB19,623,048 and RMB18,278,223, respectively, and revenue recognised over time was RMB579,904 and RMB1,169,983, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

15.  Deferred Revenue/Income

The following table shows a rollforward of deferred revenue/income activity for the respective six month comparative periods:

	Six Months Ended June 30,
	2022	2023
Deferred revenue/income–beginning of the period	2,197,766	3,561,890
Additions	971,625	1,351,605
Recognition	(457,826)	(776,494)
Effects on foreign exchange adjustment	812	1,211
Deferred revenue/income–end of the period	2,712,377	4,138,212

Deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered home chargers, the vehicle connectivity service, the extended warranty service, the points offered to customers as well as battery swapping service embedded in the vehicle sales contract, with unrecognized deferred revenue balance of RMB3,546,849 and RMB4,133,776 as of December 31, 2022 and June 30, 2023, respectively.

The Group expects that approximately 37% of the transaction price allocated to unsatisfied performance obligation as at June 30,2023 will be recognized as revenue during the period from July 1, 2023 to June 30, 2024. The remaining 63% will be recognized during the period from July 1, 2024 to December 31, 2027.

Deferred income includes the reimbursement from a depository bank in connection with the advancement of the Company’s ADS and investor relations programs in the next five years. The Company initially recorded the payment from the depository bank as deferred income and then recognized as other income over the beneficial period, with unrecognized deferred income balance of RMB15,041 and RMB4,436 as of December 31, 2022 and June 30, 2023, respectively.

16.  Manufacturing in collaboration with JAC

Since 2016, the Group have been partnering with Jianghuai Automobile Group Ltd., or JAC, a major state-owned automobile manufacturer in China, for the joint manufacturing of the Group’s vehicles. JAC built the JAC-NIO manufacturing plant in Hefei, Anhui province, the first advanced manufacturing base, or the F1 Plant, for the production of the ES8, the ES6, the EC6, the ET7 and potentially the Group’s other vehicle models. Further, in September 2022, the Group entered into a manufacturing cooperation agreement with JAC, under which JAC will jointly manufacture the ET5 and potentially the Group’s other vehicle models in the second advanced manufacturing base, or the F2 Plant, in NeoPark, a smart electric vehicle industry park at Xinqiao, Hefei. The fees payable to JAC under the above agreements consist of the following: (i) asset depreciation and amortization with regard to the assets JAC invested and to invest for the manufacture of NIO models as actually incurred, payable monthly and subject to adjustment annually; (ii) vehicle production and processing fees recorded on per-vehicle basis, payable monthly and subject to adjustment annually; (iii) purchase amount of certain production materials; and (iv) relevant tax. In addition, the Group also agreed to pay certain compensation up to a capped amount for JAC’s investment in F1 Plant, including for the land, factory and equipment. In conjunction with the aforementioned manufacturing cooperation agreement, in December 2022, the Group and JAC entered into an Asset Transfer Agreement where the Group agreed to sell and JAC agreed to acquire certain production facilities (the “Transferred Assets”) with a total consideration of RMB1.7 billion inclusive of tax. As of December 31, 2022, JAC had accepted the Transferred Assets and assumed the legal title of the Transferred Assets. Considering that (1) the The Transferred Assets are designated to be used for the manufacturing of the Group’s vehicle models only and do not have substantive alternative use; (2) all costs incurred in relation to the Transferred Assets, including depreciation and maintenance costs and relevant tax and surcharges, are undertaken by and charged to the Group; (3) the Group also has the right to obtain the economic benefits from all outputs of the Transferred Assets, management concluded that the Group still retained the control of the Transferred Assets and this transaction was a failed sale and leaseback transaction with no sales of the Transferred Assets recognized by the Group. The Transferred Assets continue to be accounted for as the Group’s property, plant and equipment subject to depreciation. The sales consideration from JAC will be recorded as a financing payable when the Group receives the cash. As of the date of issuance of this financial statements, JAC had not paid the consideration.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the six months ended June 30, 2022 and 2023, the aggregate fees to JAC under the above collaboration arrangement were RMB442,396 and RMB510,685, respectively, and were included in cost of sales.

17.  Research and Development Expenses

Research and development expenses consist of the following:

	Six Months Ended June 30,
	2022	2023
Employee compensation	2,680,752	4,548,779
Design and development expenses	929,445	1,201,086
Depreciation and amortization expenses	124,573	330,248
Rental and related expenses	79,017	141,210
Travel and entertainment expenses	30,253	75,698
Others	67,126	123,162
Total	3,911,166	6,420,183

18.  Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	Six Months Ended June 30,
	2022	2023
Employee compensation	2,037,936	2,606,652
Marketing and promotional expenses	657,431	868,793
Rental and related expenses	615,362	768,024
Depreciation and amortization expenses	185,353	314,757
IT consumable, office supply and other low value consumable	173,320	235,001
Professional services	272,166	182,281
Travel and entertainment expenses	34,933	114,086
Expected credit losses	41,119	(42,914)
Others	279,645	255,851
Total	4,297,265	5,302,531

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19.  Redeemable non-controlling interests

Investment in NIO China

On April 29, 2020, the Company and certain of its subsidiaries entered into definitive agreements, as amended and supplemented in May and June 2020, for investments in NIO China, with a group of investors (collectively, the “Strategic Investors”), pursuant to which, the Strategic Investors agreed to invest an aggregate of RMB7.0 billion in cash into NIO China for its non-controlling interest. In June and July 2020, the Company received RMB5.0 billion. On September 16, 2020, pursuant to a share transfer agreement, the Company repurchased 8.612% equity interests owned by one of the Strategic Investors with the total consideration of RMB511,458, consisting of the actual capital investment plus accrued interest, and the Group assumed the remaining cash consideration obligation of RMB2.0 billion of the strategic investors. On February 2021, the Group, purchased from two of the Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. In September 2021, the Company repurchased 1.418% equity interests from the strategic investors for a total consideration of RMB2.5 billion and recorded an amount of RMB2,023,534 in accretion on redeemable non-controlling interests to redemption value. As of June 30, 2023, the Company held 92.114% controlling equity interests in NIO China.

Each of the Strategic Investors has the right to request the Company to redeem their equity interests in NIO China at an agreed price in case of NIO China’s failure to submit the application for a qualified initial public offering in 48 months commencing from June 29, 2020, failure to complete a qualified initial public offering in 60 months commencing from June 29, 2020, or other events as set forth in the share purchase agreement. The agreed price is calculated based on each non-controlling shareholder’s cash investment to NIO China plus an annual interest rate of 8.5%.

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, these Strategic Investors’ contributions in NIO China were classified as mezzanine equity and is subsequently accreted to the redemption price using the effective interest method with accretion recorded as a reduction of additional paid in capital.

For the six months ended June 30, 2022 and 2023, the Company recorded RMB135,674 and RMB147,237 of accretion on redeemable non-controlling interests to redemption value. As of December 31, 2022 and June 30, 2023, the balance of redeemable non-controlling interests was RMB3,557,221 and RMB3,704,458, respectively.

20.  Ordinary Shares

Upon inception, each ordinary share was issued at a par value of US$0.00025 per share. Various numbers of ordinary shares have been issued to share-based compensation award recipients since inception. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company, each Class B ordinary share shall entitle the holder thereof to four (4) votes on all matters subject to vote at general meetings of our company, and each Class C ordinary share shall entitle the holder thereof to eight (8) votes on all matters subject to vote at general meetings of our company.

Each Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class C ordinary shares under any circumstances. Upon any transfer of Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class C ordinary shares are automatically and immediately converted into the equal number of Class A ordinary shares.

As of December 31, 2022 and June 30, 2023, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, comprising of: 2,632,030,222 Class A Ordinary Shares, nil Class B Ordinary Shares and 148,500,000 Class C Ordinary Shares, each at a par value of US$0.00025 per share, and 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes as the board of directors may determine.

In 2020, the Company consummated the follow-on offerings of a total of 82,800,000, 101,775,000 and 78,200,000 American depositary shares (the “ADSs”) at a price of US$ 5.95, US$17.00 and US$ 39.00 per ADS, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In 2021, the Company completed the issuance of 53,292,401 ADSs with net proceeds of RMB12,677,554 (US$1,974,000) through an at-the-market offering.

As disclosed in Note 11 (ii), in 2021 and 2022, certain convertible notes were converted by respective holders, pursuant to which the Company issued 69,728,868 and 8,978,401 ADSs, respectively.

Upon the Company’s listing of Class A ordinary shares on the Hong Kong Stock Exchange, all of the Company’s Class B ordinary shares were converted to Class A ordinary shares pursuant to the conversion notice delivered by the relevant shareholders. The shareholding structure of Class B ordinary shares and provisions related to Class B ordinary shares have been removed in the Company’s amended and restated memorandum and articles of association, as approved by the Company’s shareholders at the annual general meeting held at August 25, 2022.

As of December 31, 2022 and June 30, 2023, 4,000,000,000 ordinary shares were authorized, 1,680,220,892 shares and 1,687,013,105 shares were issued, and 1,662,159,868 shares and 1,668,952,081 shares were outstanding, respectively. The share numbers as of December 31, 2022 and June 30, 2023 excluded 38,884,788 and 32,092,575, respectively, Class A Ordinary Shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

21.  Non-controlling interest

Investment in NIO AI Technology

In March 2021, the Group established a subsidiary named NIO AI Technology by subscribing its ordinary shares with equity interests of 51% and the remaining interests held by an employee of the Group. In August 2022, the Group subscribed a certain number of Series Seed Preferred Shares issued by NIO AI Technology. Upon the completion of this transaction, the Group held 96.97% equity interests in NIO AI Technology and continued to control NIO AI Technology. The Group accounted for the change of equity interests in NIO AI as an equity transaction by adjusting the carrying value of the non-controlling interests and the Company’s additional paid-in capital with an amount of RMB184,085.

22.  Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	Six Months Ended June 30,
	2022	2023
Cost of sales	26,352	42,655
Research and development expenses	523,515	765,656
Selling, general and administrative expenses	413,675	391,132
Total	963,542	1,199,443

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the six months ended June 30, 2022 and 2023.

(a) NIO Incentive Plans

In 2015, the Company adopted the 2015 Stock Incentive Plan (the “2015 Plan”), which allows the plan administrator to grant share options and restricted shares of the Company to its employees, directors, and consultants.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Company granted both share options and restricted shares to the employees. The share options and restricted shares of the Company under 2015 Plan have a contractual term of ten years from the grant date, and vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. Under the 2015 Plan, share options granted to the non-NIO US employees of the Group are only exercisable upon the occurrence of an initial public offering by the Company.

In 2016, 2017 and 2018, the Board of Directors further approved the 2016 Stock Incentive Plan (the “2016 Plan”), the 2017 Stock Incentive Plan (the “2017 Plan”) and the 2018 Stock Incentive Plan (the “2018 Plan”). The share options of the Company under 2016, 2017 Plan and 2018 Plans have a contractual term of seven or ten years from the grant date, and vest immediately or over a period of four or five years of continuous service.

The Group recognized the share options and restricted shares of the Company granted to the employees of the Group on a straight-line basis over the vesting term of the awards, net of estimated forfeitures.

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2016, 2017 and 2018 Plans for the six months ended June 30, 2022 and 2023:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2021	70,497,950	4.76	5.44	1,944,597
Granted	1,450,500	3.03	—	—
Exercised	(2,590,568)	4.54	—	—
Cancelled	(838,826)	11.76	—	—
Expired	(94,588)	28.29	—	—
Outstanding as of June 30, 2022	68,424,468	4.46	4.97	1,279,333

Outstanding as of December 31, 2022	65,983,875	3.57	4.51	465,353
Granted	1,487,000	2.39	—	—
Exercised	(2,067,095)	2.57	—	—
Cancelled	(279,576)	9.89	—	—
Expired	(44,626)	27.12	—	—
Outstanding as of June 30, 2023	65,079,578	3.53	4.10	445,113
Vested and expected to vest as of June 30, 2023	64,912,652	3.52	4.10	422,955
Exercisable as of June 30, 2023	55,805,931	3.35	4.00	382,220

The total share-based compensation expenses recognized for share options in the six months ended June 30, 2022 and 2023 was RMB191,535 and RMB125,126, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The weighted-average grant date fair value for options granted under the Company’s 2016, 2017 and 2018 Plans for the six months ended June 30, 2022 and 2023 was US$19.27 and US$6.66, respectively, computed using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	Six Months Ended June 30,
	2022	2023
Exercise price (US$)	2.39 – 19.91	2.39
Fair value of the ordinary shares on the date of option grant (US$)	10.34 – 19.61	6.66
Risk-free interest rate	2.50% – 2.56%	3.70%
Exercise multiple	2.5x	2.5x
Expected dividend yield	0.00%	0.00%
Expected volatility	56.00%	56.66%
Expected forfeiture rate (post-vesting)	1.50%	1.80%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of December 31, 2022 and June 30, 2023, there were RMB219,781 and RMB148,207 of unrecognized compensation expenses related to the stock options granted to the employees, which is expected to be recognized over a weighted-average period of 0.77 and 0.45 years, respectively.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

Share-based compensation expenses of RMB51,912 and RMB56,580 related to restricted shares granted to the employees of NIO US was recognized in the six months ended June 30, 2022 and 2023, respectively.

The following table summarizes activities of the Company’s restricted shares to US employees under the 2016 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2021	1,138,196	41.93
Grant	1,076,539	22.08
Vested	(119,526)	33.82
Forfeited	(80,861)	34.06
Unvested at June 30, 2022	2,014,348	31.94
Unvested at December 31, 2022	2,968,358	23.87
Grant	767,004	8.31
Vested	(208,938)	26.06
Forfeited	(260,143)	26.51
Unvested at June 30, 2023	3,266,281	19.87

As of December 31, 2022 and June 30, 2023, there were RMB428,463 and RMB364,204 of unrecognized compensation expenses related to restricted shares granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of 3.48 and 3.27 years, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table summarizes activities of the Company’s restricted shares to non-US employees under the 2017 and 2018 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2021	22,899,941	33.02
Granted	20,223,365	16.74
Vested	(1,485,591)	32.89
Forfeited	(1,385,113)	34.26
Unvested at June 30, 2022	40,252,602	26.89
Unvested at December 31, 2022	46,984,753	22.88
Granted	13,703,257	7.93
Vested	(4,516,180)	20.88
Forfeited	(2,810,371)	21.57
Unvested at June 30, 2023	53,361,459	19.28

As of December 31, 2022 and June 30, 2023, there were RMB6,525,925 and RMB5,835,619 of unrecognized compensation expenses related to restricted shares granted to the non-US employees, which is expected to be recognized over a weighted-average period of 3.32 and 3.10 years, respectively.

Share-based compensation expenses of RMB696,037 and RMB958,047 related to restricted shares granted to the non-US employees was recognized in the six months ended June 30, 2022 and 2023, respectively.

(b) Share-based compensation of subsidiaries

In November 2021, a subsidiary of the Company (“Subsidiary A”) adopted the 2021 Share Incentive Plan (the “A Plan”) which allows Subsidiary A to grant share options to its employees.

Under the A plan, the share options have a contractual term of ten years from the grant date, and vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months.

Before the completion of Subsidiary A’s possible future initial public offering and listing, its employees are entitled to convert the vested share options to the Class A ordinary shares of the Company at a fixed conversion rate. The corresponding share options will be cancelled if the conversion right is exercised.

The following table summarizes activities of A Plan for the six months ended June 30, 2022 and 2023:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2021	31,931,249	0.00001	9.84	35,888
Exercised	(464,116)	—	—	—
Outstanding as of June 30, 2022	31,467,133	0.00001	9.34	35,278
Outstanding as of December 31, 2022	30,543,848	0.00001	8.84	34,337
Granted	7,525,378	0.00001	—	—
Exercised	(1,529,913)	—	—	—
Forfeited	(4,316,187)	—	—	—
Outstanding as of June 30, 2023	32,223,126	0.00001	8.38	34,337

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The weighted average grant date fair value of options granted was US$1.10 per share. The estimated fair value of each option granted is estimated on the date of grant using the binominal option-pricing model with the assumptions (or ranges thereof) in the following table:

	Six Months Ended June 30,
	2022	2023
Fair value of the ordinary shares on the date of option grant (US$)	1.00 – 1.01	1.00 – 1.01
Risk-free interest rate	1.58%	1.58%
Expected term (in years)	10	10
Expected dividend yield	0%	0%
Expected volatility	52%	52%
Expected forfeiture rate (post-vesting)	2%	2%

Total share-based compensation expenses for the share options granted under A Plan were RMB24,058 and RMB59,690 in the six months ended June 30, 2022 and 2023, respectively. As of December 31, 2022 and June 30, 2023, there were RMB 170,091 and RMB173,618 of unrecognized share-based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted-average period of 2.24 and 1.83 years, respectively.

23.  Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2022 and 2023 as follows:

	Six Months Ended June 30,
	2022	2023
Numerator:
Net loss	(4,540,180)	(10,795,284)
Accretion on redeemable non-controlling interests to redemption value	(135,674)	(147,237)
Net loss attributable to non-controlling interests	105,808	16,956
Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(4,570,046)	(10,925,565)
Denominator:
Weighted-average number of ordinary shares outstanding – basic and diluted	1,631,602,522	1,651,113,461
Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc.	(2.80)	(6.62)

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the six months ended June 30, 2022 and 2023, the Company had potential ordinary shares, including non-vested restricted shares, option granted and convertible notes. As the Group incurred losses for the six months ended June 30, 2022 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted average numbers of these potential ordinary shares outstanding are as following:

	Six Months Ended June 30,
	2022	2023
Restricted shares	—	4,985,168
Outstanding weighted average options granted	55,538,890	54,133,264
Convertible notes	20,528,498	14,992,174
Total	76,067,388	74,110,606

24.  Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Kunshan Siwopu Intelligent Equipment Co., Ltd.	An investee of the Group
Nanjing Weibang Transmission Technology Co., Ltd.	An investee of the Group
Wuhan Weineng Battery Assets Co., Ltd.	An investee of the Group
Xunjie Energy (Wuhan) Co., Ltd.	An investee of the Group
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	An investee of the Group
Beijing Bit Ep Information Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Yiche Information Science and Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Yiche Interactive Advertising Co., Ltd.	Controlled by Principal Shareholder
Hefei Chuangwei Information Consultation Co., Ltd.	Controlled by Principal Shareholder
Huang River Investment Limited	Controlled by Principal Shareholder
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	Controlled by Principal Shareholder
Serene View Investment Limited	Controlled by Principal Shareholder
Shanghai Yiju Information Technology Co., Ltd.	Controlled by Principal Shareholder
Tianjin Boyou Information Technology Co., Ltd.	Controlled by Principal Shareholder
Wistron Info Comm (Kunshan) Co., Ltd.	Non-controlling shareholder of subsidiary
Xtronics Innovation Ltd.	Non-controlling shareholder of subsidiary
Beijing Weixu Business Consulting Co., Ltd.	Significantly influenced by Principal Shareholder
Ningbo Meishan Free Trade Port Weilai Xinneng Investment Management Co., Ltd.	Significantly influenced by Principal Shareholder
Shanghai Weishang Business Consulting Co., Ltd.	Significantly influenced by Principal Shareholder
Beijing Welion New Energy Technology Co., Ltd	Significantly influenced by Principal Shareholder

(a) The Group entered into the following significant related party transactions:

(i) Provision of service

For the six months ended June 30, 2022 and 2023, service income was primarily generated from property management，administrative support, research and development services and BaaS battery buy-out services the Group provided to its related parties.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

	Six Months Ended June 30,
	2022	2023
Wuhan Weineng Battery Assets Co., Ltd.	55,033	81,558
Nanjing Weibang Transmission Technology Co., Ltd.	912	642
Beijing Weixu Business Consulting Co., Ltd.	92	—
Total	56,037	82,200

(ii) Acceptance of advertising and IT support services

	Six Months Ended June 30,
	2022	2023
Tianjin Boyou Information Technology Co., Ltd.	1,740	5,959

(iii) Purchase of raw material or property, plant and equipment

	Six Months Ended June 30,
	2022	2023
Kunshan Siwopu Intelligent Equipment Co., Ltd.	331,581	420,487
Xunjie Energy (Wuhan) Co., Ltd.	45,515	33,715
Nanjing Weibang Transmission Technology Co., Ltd.	142,217	18,752
Total	519,313	472,954

(iv) Sales of goods

	Six Months Ended June 30,
	2022	2023
Wuhan Weineng Battery Assets Co., Ltd.	1,752,973	635,690
Shanghai Weishang Business Consulting Co., Ltd.	229	17
Total	1,753,202	635,707

(v) Acceptance of R&D and maintenance service

	Six Months Ended June 30,
	2022	2023
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	—	84,706
Beijing Welion New Energy Technology Co., Ltd.	7,846	8,953
Wuhan Weineng Battery Assets Co., Ltd.	138	8,374
Kunshan Siwopu Intelligent Equipment Co., Ltd.	1,345	—
Total	9,329	102,033

(vi) Sale of raw material or property, plant and equipment

	Six Months Ended June 30,
	2022	2023
Wuhan Weineng Battery Assets Co., Ltd.	220	3,291

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(vii) Convertible notes issued to related parties and interest accrual

	Six Months Ended June 30,
	2022	2023
Huang River Investment Limited	8,018	5,785

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	December 31,	June 30,
	2022	2023
Wuhan Weineng Battery Assets Co., Ltd.	1,376,584	1,486,970
Hefei Chuangwei Information Consultation Co., Ltd.	2,032	2,032
Nanjing Weibang Transmission Technology Co., Ltd.	283	701
Shanghai Weishang Business Consulting Co., Ltd.	148	19
Kunshan Siwopu Intelligent Equipment Co., Ltd.	8,647	—
Total	1,387,694	1,489,722

(ii) Amounts due to related parties

	December 31,	June 30,
	2022	2023
Kunshan Siwopu Intelligent Equipment Co., Ltd.	262,712	313,306
Wuhan Weineng Battery Assets Co., Ltd.	58,497	93,732
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	23,279	20,430
Nanjing Weibang Transmission Technology Co., Ltd.	22,293	4,536
Xunjie Energy (Wuhan) Co., Ltd.	14,517	35,310
Ningbo Meishan Free Trade Port Weilai Xinneng Investment Management Co., Ltd.	3,015	679
Wistron Info Comm (Kunshan) Co., Ltd.	167	167
Xtronics Innovation Ltd.	83	83
Tianjin Boyou Information Technology Co., Ltd.	48	6,714
Beijing Welion New Energy Technology Co., Ltd	—	7,315
Total	384,611	482,272

(iii) Short-term borrowing and interest payable

	December 31,	June 30,
	2022	2023
Huang River Investment Limited	3,918	220,839

(iv) Long-term borrowing

	December 31,	June 30,
	2022	2023
Huang River Investment Limited	208,938	—

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25.  Commitment and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s unaudited interim condensed consolidated financial statements are as follows:

	December 31,	June 30,
	2022	2023
Property, plant and equipment	4,541,383	5,330,954
Leasehold improvements	807,666	614,801
Total	5,349,049	5,945,755

(b) Contingencies

Between March and July 2019, several putative securities class action lawsuits were filed against the Company, certain of the Company’s directors and officers, the underwriters in the IPO and the process agent, alleging, in sum and substance, that the Company’s statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. Some of these actions have been withdrawn, transferred or consolidated. Currently, two securities class actions remain pending in the U.S. District Court for the Eastern District of New York (E.D.N.Y.) and Southern District of New York (S.D.N.Y.). In the E.D.N.Y. action, the Company and other defendants filed their Motion to Dismiss on October 19, 2020. Certain of the Company’s directors and officers, who were named as defendants in this action, joined the company’s Motion. On August 12, 2021, the Court denied the Motion to Dismiss. The action has since proceeded to the discovery stage, which is currently ongoing. Briefing on Plaintiffs’ Motion for Class Certification was completed in December 2022, with a ruling still pending. In the New York county action, by an order dated March 23, 2021, the Court granted the plaintiffs’ motion to lift the stay in favor of the federal action. Plaintiffs subsequently filed an amended complaint on April 2, 2021.The Company and other defendants filed a motion to dismiss on May 17, 2021. Briefing on the Motion to Dismiss was completed on August 2, 2021. The Court’s decision on the Motion is pending. On October 4, 2021, the Court granted the Company and other Defendants’ Motion to Dismiss. Plaintiffs subsequently filed a notice of appeal to the Appellate Division of the New York State Court. On December 8, 2022, the Appellate Division affirmed the dismissal of Plaintiffs’ claims. On August 8, 2023, the Court granted the Motion for class certification. The Company will continue the productions of documents, subject to obtaining necessary approvals from Chinese authorities.

On March 22, 2021, two individual plaintiffs filed a complaint in the Superior Court of the State of California, County of Santa Clara against the Company, several of its subsidiaries and certain individual defendants. Plaintiffs allege that they were former employees or contractors of the Company and its subsidiaries and that they had been discriminated and wrongfully terminated by the Company and its subsidiaries, allegedly in violation of various state and federal laws. Plaintiffs seek compensatory damages, including back pay, equity and lost earnings, the amounts of which have yet to be ascertained. On July 7, 2021, two of the Company’s subsidiaries filed a request to remove the case from state to federal court. Plaintiffs opposed the removal. On May 3, 2022, the Federal District Court remanded the case to the state court. On June 2, 2022, the Company filed a motion to quash service of the complaint for lack of personal jurisdiction with the Superior Court of the State of California. On September 22, 2022, the Court issued an order finding that Plaintiffs have not met their burden to establish the court’s jurisdiction over the Company, but also granted limited jurisdictional discovery. The jurisdictional discovery has been paused as Plaintiffs and the Defendants are exploring the option of referring the dispute to mediation. The mediation is currently scheduled to take place in October 2023.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Between August and September 2022, two complaints were filed against the Company, its CEO and its CFO in the federal district court for the Southern District of New York (S.D.N.Y.), in the actions captioned Saye v. NIO Inc. et al., Case No. 1:22-cv-07252 (S.D.N.Y.) and Bohonok v. NIO Inc. et al., Case No. 1:22-cv-07666 (S.D.N.Y.). Relying on a short seller report, these complaints allege that certain of the Company’s public disclosures between Q3 2020 and Q1 2022 contained false statements or omissions in violation of the Securities Exchange Act of 1934. On December 14, 2022, the Court consolidated the two actions and appointed lead plaintiff. The lead plaintiff filed an amended complaint on February 28, 2023, to which the Company will respond in due course. On July 31, 2023, the Company filed its reply brief. The Court’s decision on the motion remained undetermined.

These actions remain in their preliminary stages. The Company is currently unable to determine the outcomes of these actions or any estimate of the amount or range of any potential loss, if any, associated with resolution of such lawsuits, if they proceed.

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with landlords, suppliers, employees, etc. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss or cash flows on an individual basis or in the aggregate. As of December 31, 2022 and June 30, 2023, other than as disclosed above, the Group is not a party to any material legal or administrative proceedings.

26. Subsequent Events

In July, 2023, the Company closed a US$738.5 million strategic equity investment from CYVN Investments RSC Ltd, an affiliate of CYVN Holdings L.L.C., an investment vehicle majority owned by the Abu Dhabi Government (collectively referred to as “CYVN Entities”). CYVN Entities also acquired certain Class A ordinary shares of the Company from an affiliate of Tencent for an aggregate consideration of US$350 million. As a result of these transactions, CYVN Investments RSC Ltd has an aggregate beneficial ownership of approximately 7.0% of the Company’s total issued and outstanding shares.

In August 2023, the Company, through its wholly owned subsidiary, entered into another asset-backed securitization arrangement and securitized receivables arising from auto financing arrangements through the transfer of those assets to a securitization vehicle. The securitization vehicle initially issued debt securities to investors at the total amount of RMB859 million. It is a revolving arrangement where the Company provides management, administration and collection services (at market rates) on the transferred financial assets, but only retains an insignificant economic interest in the securitization vehicle. As a result, the Group will not consolidate the securitization vehicle (thereby derecognizing transferred receivables) under US GAAP.